March 4, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention: John Coleman

 Craig Arakawa

Re: Snow Lake Resources Ltd.
Form 20-F for the Fiscal Year Ended June 30, 2023
Filed October 31, 2023
File No. 001-41085

Ladies and Gentlemen:

Snow Lake Resources Ltd. (the "Company") hereby acknowledges receipt of a comment letter dated February 23, 2024 (the "Comment Letter") from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's annual report on Form 20-F for the fiscal year ended June 30, 2023 (the "Annual Report") submitted to the Commission on October 31, 2023. The Company has reviewed the Comment Letter and given the technical nature of the comments the Company expects to provide its response to the Comment Letter and file an amended Annual Report with the Commission by March 25, 2024.

Should you have questions or require further information please contact Daniel D. Nauth of Nauth LPC at (416) 477-6031 or by email at dnauth@nauth.com or by fax at (416) 477-6032.

Sincerely,

Snow Lake Resources Ltd.

/s/ Frank Wheatley

Frank Wheatley Chief Executive Officer

cc: Daniel D. Nauth, Nauth LPC